August 7, 2019

Steven Morris
Chief Executive Officer and Director
BioLife4D Corp
318 Half Day Road, Suite 201
Buffalo Grove, IL 60089

       Re: BioLife4D Corp
           Post Qualification Amendment on Form 1-A
           Filed July 26, 2019
           File No. 024-10779

Dear Mr. Morris:

      We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment on Form 1-A

General

1. Please reconcile your disclosure in Part I of Form 1-A regarding the number of securities offered and the price per security with the disclosure in Part II. Also, please reconcile the disclosure in Part II regarding the number of securities offered and the price with the limits on the size of a Tier 2 offering set forth in Securities Act Rule 251(a)(2), as the aggregate securities offered at the proposed price appears to exceed the limits set out in that rule.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Steven Morris
BioLife4D Corp
August 7, 2019
Page 2

action by the staff.

      You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at 202-551-3357 with any other questions.



                                                       Sincerely,

FirstName LastNameSteven Morris                        Division of Corporation
Finance
                                                       Office of Beverages,
Apparel and
Comapany NameBioLife4D Corp
                                                       Mining
August 7, 2019 Page 2
cc:       Jillian Sidoti, Esq.
FirstName LastName